UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-33161

North American Construction Group Ltd.
(Translation of registrant's name into English)

(Former Name)

27287- 100 Avenue
Acheson, Alberta T7X 6H8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Documents Included as Part of this Report

Exhibit No.	Description

99.1	North American Construction Group Announces the Appointment of Brad Rogers as President, Chief Executive Officer and Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

North American Construction Group Ltd.

Date: September 10, 2026	By:	/s/ Barry Palmer
	Name:	Barry Palmer
	Title:	President and CEO